Exhibit 99.23

Torex Gold Reports Q2 2025 Production Results

Production ramping up to steady state following declaration of commercial production

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - July 10, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) reports Q2 2025 gold equivalent (“AuEq”) payable production of 82,856 ounces (“oz”) and AuEq sold of 76,922 oz. Year-to-date, payable production has totaled 142,486 oz AuEq based on average market prices (145,343 oz AuEq at guidance metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper). As a result, the Company is now targeting to achieve the low end of annual payable production guidance of 400,000 to 450,000 oz AuEq at guidance metal prices.

TABLE 1: PRELIMINARY SECOND QUARTER 2025 OPERATIONAL RESULTS1

	ELG Open Pit	ELG Underground	Media Luna Underground	Morelos Complex
Ore tonnes mined per day	2,133 tpd	2,790 tpd	4,278 tpd	—
Waste tonnes mined per day	9,313 tpd	—	—	—
Ore processed per day	—	—	—	8,887 tpd

	Au	Ag	Cu	AuEq[1]
Grade processed	2.92 gpt	20.46 gpt	0.54%	—
Recovery	93.5%	63.0%	84.4%	—
Produced (before payable deductions)	69,576 oz	336.5 koz	8.0 mlb	—
Produced (after payable deductions)	68,955 oz	307.4 koz	7.7 mlb	82,856 oz
Sold	63,493 oz	291.3 koz	7.4 mlb	76,922 oz

Notes:

1)	Operational results are preliminary in nature and subject to final reconciliation.
2)	AuEq produced (after payable deductions) and AuEq sold are based on average market prices during Q2 2025 for gold (“Au”), silver (“Ag”), and copper (“Cu”).

Financial and operational results for Q2 2025 will be released after market close on Wednesday, August 6, 2025.

Jody Kuzenko, President & CEO of Torex, stated:

“As expected, Q2 was anything but a typical quarter for Torex as we ramped up operations following the restart of our processing operations in late March and declared commercial production at Media Luna on May 1st. In June, with operations hitting their stride, we officially returned to positive free cash flow in the month, paving the way for expected positive free cash flow at Morelos for the third quarter and consistently thereafter.

“Importantly, amid all the activity associated with the ramp up, there were no lost-time injuries in the quarter as we continued to implement our Next Level Safety program and reset the bar on safety leadership.

“The first half of Q2 was largely as expected in terms of the ramp-up period, with production driven by gradually improving throughput rates and recoveries in the processing plant. However, towards the end of May, we experienced a capacitor failure in the ball mill e-house, which resulted in ten days of unplanned downtime as we awaited delivery of a replacement capacitor. This particular part was on the list of identified and ordered critical spares associated with the new Media Luna infrastructure, but we had not yet taken delivery. Since this failure, the operational risk associated with not having available critical spares has been substantially addressed.

“The month of June has truly set the stage for what is to come through the remainder of the year and into 2026, with production of over 37,000 gold equivalent ounces for the month and plant throughput rates exceeding 11,100 tonnes per day (“tpd”). Operations in June also demonstrated the flexibility of the upgraded processing plant, processing most of the ore from the final phase of open pit mining and bypassing flotation, then transitioning back to underground feed and flotation in early July. At Media Luna, mining rates reached an average of more than 5,300 tpd in June, with throughput expected to increase through the back half of the year with the completion of two additional ore passes and completion of the paste plant which is currently in commissioning. With development rates tracking ahead of plan and 90% of planned stopes to be mined in 2026 now drilled off, we continue to anticipate achieving the designed mining rate of 7,500 tpd at Media Luna by mid-2026.

“With strong operational momentum, production and costs are expected to show a marked improvement in the second half of the year amidst a backdrop of robust gold, silver, and copper prices, supporting our return to solid free cash flow generation. Further, with development of the access ramp for EPO now underway, a steady cadence of exploration results to come, our all-cash acquisition of Reyna Silver expected to close in August, and an inaugural return of capital policy expected to be announced in the coming months, there is much for our shareholders to be excited about as we look toward the future.”

SECOND QUARTER 2025 CONFERENCE CALL AND WEBCAST DETAILS

Torex plans to release its second quarter financial and operational results after market close on Wednesday, August 6, 2025. A conference call and webcast hosted by senior management will be held on Thursday, August 7, 2025, at 9:00 AM ET.

Telephone Access

For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

Toronto local or International: 1-647-846-8914

Toll-Free (North America): 1-833-752-3842

Please join the conference call approximately ten minutes prior to the scheduled start time if using the dial-in details above.

Webcast Access

A webcast will be available on the Company’s website at www.torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website at www.torexgold.com/investors/financial-reports/.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements that: in June, with operations hitting their stride, the Company returned to positive free cash flow in the month, paving the way for expected positive free cash flow at Morelos for the third quarter and consistently thereafter; with development rates tracking ahead of plan and 90% of planned stopes to be mined in 2026 now drilled off, the Company continues to anticipate achieving the designed mining rate of 7,500 tpd at Media Luna by mid-2026; with strong operational momentum production and costs are expected to show a marked improvement in the second half of the year; the Company’s transaction with Reyna Silver expected to close in August; an inaugural return of capital policy expected to be announced in the coming months; and Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, “forecast” or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The

Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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https://www.newsfilecorp.com/release/258302